September 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 17, 2013, of Leapfrog Enterprises, Inc. and are in agreement with the statements contained in the second and fourth sentences in the first paragraph, and in the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP